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UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:

November, 2002

Commission File Number:

000-49946

ALAMOS MINERALS LTD

(Name of Registrant)

1400-400 Burrard Street, Vancouver, British Columbia CANADA V6C 3G2

(Address of principal executive offices)

1.

November 8, 2002, Early Warning Report

2.

November 8, 2002, Alternative Monthly Report

3.

November 18. 2002, Notice of Meeting

4.

November 22, 2002, Press Release

5.

November 29, 2002, BC Form 51-901F, Part A

6.

November 29, 2002, BC Form 51-901F, Part B/C

7.

November 29, 2002, Confirmation of Mailing

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..XXX....... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..XXX...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (11-2002)

Potential persons who are to respond to the collection of information contained in this form are not required  to  respond unless the  form displays a currently valid OMB control number.

EARLY WARNING REPORT UNDER

NATIONAL INSTRUMENT 62 - 103

ALTERNATIVE MONTHLY REPORTING SYSTEM

ALTERNATIVE REPORTER:

MACKENZIE FINANCIAL CORPORATION

150 Bloor Street West

Toronto, Ontario

M5S 3B5

REPORTING ISSUER:

Alamos Minerals Ltd.

REPORT FOR END OF:

October 2002

REPORT OF PURCHASES OF PRIVATE PLACEMENT UNITS:

Mackenzie Financial Corporation (“Mackenzie”) reports that as a result of the purchase of units through a private placement issue by Alamos Minerals Ltd. (“Alamos”), Mackenzie’s managed accounts held 1,250,000 common share purchase warrants expiring October 11, 2003 (“warrants”). The aggregate number of warrants of Alamos held by all of Mackenzie’s managed accounts at the end of October was 1,250,000 warrants, representing approximately 24.4% of all outstanding shares of that class.

CHANGE FROM PREVIOUS REPORT:

Initial Report

BENEFICIAL OWNERSHIP, CONTROL OR DIRECTION:

Mackenzie specifically disclaims any beneficial ownership of the reported warrants, but as investment manager it maintains exclusive power to exercise investment control or direction over such warrants for its managed accounts as the beneficial owners.

PURPOSE OF THE REPORT:

The warrants were acquired through private placement in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over Alamos.  Mackenzie managed accounts may from time to time acquire additional warrants, dispose of some or all of the existing or additional warrants or may continue to hold the warrants.

RELIANCE ON EXEMPTION:

This report is issued under the Alternative Monthly Reporting System described in National Instrument 62 - 103. Neither Mackenzie nor any of its managed accounts presently intend to:

a)

 make a formal take-over bid for any shares of Alamos;

b)

propose a transaction that would constitute a take-over bid in reliance on an exemption in the Securities Act (Ontario); or

c)

propose a reorganization, amalgamation, merger, arrangement or similar business combination with Alamos which would result in Mackenzie’s managed accounts controlling the company, alone or with others.

CERTIFICATION:

To the best of its knowledge:

a)

Mackenzie and its managed accounts do not in the ordinary course of business receive material facts or changes about Alamos which have not been publicly disclosed;

b)

Mackenzie is eligible to file this Alternative Monthly Reporting System report pursuant to the National Instrument;

c)

Mackenzie is not a joint actor with anyone else in connection with this report; and d) Mackenzie and its managed accounts have not entered into any agreements with Alamos in connection with the purchase.

AGGREGATION RELIEF

The following Mackenzie mutual funds are eligible for aggregation relief pursuant to section 5.2 of the National Instrument:

Fund

Portfolio Advisor

Mackenzie Cundill Canadian Balanced Fund

Peter Cundill & Associates (Bermuda) Ltd.

Mackenzie Cundill Canadian Security Fund

Southampton, Bermuda

Mackenzie Cundill Global Balanced Fund

Mackenzie Cundill Recovery Fund

Mackenzie Cundill Value Fund

Mackenzie Universal Canadian Balanced Fund

Bluewater Investment Management Inc.

Mackenzie Universal Canadian Growth Fund

Toronto, Ontario

Keystone AGF American Fund

AGF Funds Inc.

Keystone AGF Bond Fund

Toronto, Ontario

Keystone AGF Equity Fund

Keystone CI Signature High Income Fund

CI Mutual Funds Inc.

Toronto, Ontario

Keystone Beutel Goodman Bond Fund

Beutel, Goodman and Company Ltd.

Toronto, Ontario

Keystone Saxon Smaller Companies Fund

Howson, Tatersall Investment Counsel Ltd.,

Toronto, Ontario

Keystone AIM Trimark Canadian Equity Fund

AIM Funds Management Inc.,

Keystone AIM Trimark Global Equity Fund

Toronto, Ontario

Keystone Spectrum American Fund

Spectrum Investment Management Ltd.

Keystone Spectrum Equity Fund

Toronto, Ontario

Keystone Altamira Capital Growth Fund

Altamira Management Ltd.

Keystone Altamira Equity Fund

Toronto, Ontario

Holdings for these mutual funds are not disclosed in this report, but may be disclosed separately by the portfolio advisor.

CONTACT PERSON:

For further information, contact: John Pang

Telephone: (416) 922-5322, extension 4060

DATE AND SIGNATURE:

This report is dated November 8, 2002 and is signed by an authorized officer of Mackenzie.

MACKENZIE FINANCIAL CORPORATION

/s/“D. Lynn Vickers”

_______________________________________

D. Lynn Vickers

Vice-President, Chief Compliance Officer

REPORT UNDER PART 4

Of

NATIONAL INSTRUMENT 62-103

1. Name and address of eligible institutional investor:

Sprott Asset Management Inc. (the “Offeror”)

200 Bay Street, Suite 3450

Royal Bank Plaza, South Tower

Toronto, Ontario

M5J 2J2

2. The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

As at October 31, 2002 the Offeror acquired additional common shares (“Common Shares”) of Alamos Minerals Ltd. (the “Issuer”) resulting in a net increase of 2,000,000 Common Shares. Also, an increase in the aggregate number of currently issued and outstanding shares has resulted in a net increase of 8.6% in the Offeror’s security holdings (assuming the exercise of the Warrants described below).

3. The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:

As at October 31, 2002 the Offeror exercises control or direction, on behalf of accounts fully managed by it, over 3,825,000 common shares of the Issuer (the “Common Shares”) and 1,250,000 warrants (the “Warrants” which are exercisable for 1,250,000 shares. Based on the number of currently issued and outstanding Common Shares (as reported by the Issuer) and assuming the exercise of the Warrants the Offeror exercises control or direction over 17.6% of the issued and outstanding Common Shares.

4. The designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 3 over which:

(a) the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

The Offeror does not itself own any Common Shares. The only persons with whom the Offeror may be deemed by the Securities Act (Ontario) to be acting jointly and in concert with would be included in the list of managed accounts referred to below.

(b) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actors:

None.

(c) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

The Offeror exercises control or direction over all of the Common Shares referred to above in its capacity as portfolio manager of managed accounts.

5. The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The securities described herein are being held for investment purposes. Depending on market and other conditions, the Offeror may from time to time in the future increase or decrease its ownership, control or direction over the Common Shares or other securities of the Issuer, through market transactions, private agreements or otherwise.

6. The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

None.

7. The names of any joint actors in connection with the disclosure required by this report:

The managed accounts of the Offeror holding Common Shares include: Sprott Canadian Equity Fund, Sprott Gold and Precious Minerals Fund, Sprott Hedge Fund L.P., Sprott Hedge Fund L.P. II, Sprott Master Fund Ltd., iPerform Strategic Partners Hedge Fund and the Sprott Managed Accounts.

8. If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer’s securities:

Not applicable.

9. A statement that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer:

The Offeror is eligible to file reports under Part 4 of NI 62-103 in respect of the Issuer.  The filing of this report is not an admission that an entity named in the report owns or controls any described securities or is a joint actor with another named entity.

Dated this 8th day of November, 2002.

SPROTT ASSET MANAGEMENT INC.

By: /s/“Neal Nenadovic”

Neal Nenadovic

Chief Financial Officer

PACIFIC CORPORATE TRUST COMPANY

625 Howe Street—l0th Floor Vancouver BC VGC 3B8

T: (604) 689-9853 F: (604) 689-8144

November 18, 2002

British Columbia Securities Commission

P0 Box 10142 Pacific Centre

701 West Georgia Street 9th Floor

Vancouver, BC

V7Y 1L2

Dear Sirs:

As per National Instrument 54-101 requirements, please be advised of the following:

Issuer:   Alamos Minerals Ltd.

CUSIP#

011907102

Meeting Date:

January 24, 2003

Record Date for Notice:

December16, 2002

Record Date for Voting:

December16, 2002

Beneficial Ownership Determination Date:

December16, 2002

Class of Securities Entitled to Receive Notice:

Common

Class of Securities Entitled to Vote:

Common

Business Type:

Non-Routine

OBO Distribution Payment:

Issuer will not pay for OBOs

Material Distributed to:

All Holders

If you require further information, please contact:

‘Yasmin Juma’

Yasmin Juma

PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission

cc: P.E.I. Securities Commission

cc: Manitoba Securities Commission

cc: Quebec Securities Commission

cc: New Brunswick Securities Commission

cc: Saskatchewan Securities Commission

cc: Newfoundland Securities Commission

cc: Registrar of Securities - NT

cc: Nova Scotia Securities Commission

cc: Registrar of Securities - YT

cc: Ontario Securities Commission

cc: Nunavut

cc: TSX Venture Exchange

cc: CDS Inc.

g:\startup\bsms -1S154-1 IXIAAS.doc

NOVEMBER 22, 2002

VANCOUVER, B.C.

ALAMOS MINERALS LTD.

NATIONAL GOLD CORPORATION

AAS:  TSX-VE

NGT:  TSX-VE

FOR IMMEDIATE RELEASE

ALAMOS & NATIONAL GOLD EXTEND DUE DILIGENCE PERIOD

Vancouver, B. C, November 22, 2002: Further to our press release dated October 28 announcing agreement to merger, Alamos Minerals Ltd. and National Gold Corporation hereby announce that they have mutually agreed to extend the due diligence review period by two weeks, from the November 22, 2002 completion date to December 6, 2002.

It is expected that the merger will be completed by the end of March 2003.

ON BEHALF OF THE BOARDS OF DIRECTORS OF:

ALAMOS MINERALS LTD.

NATIONAL GOLD CORPORATION

'Chester F. Millar'

'Albert J. Matter’

Chester F. Millar

Albert J. Matter,

Chairman, President & CEO

President & CEO

For further information please contact:

Albert Matter, Director, President & CEO

Nerio Cervantes, Director

James McDonald, PGeo, Director, VP

ALAMOS MINERALS LTD.

NATIONAL GOLD CORPORATION

P.O. Box 48780, Bentall Centre

Suite 600 - 890 West Pender Street

Vancouver, B.C.

Vancouver, B.C.

Tel:   604-643-1787

Tel:     604-408-4647

Fax:   604-643-1773

Fax:     604-687-1327

Email: alamos@intergate.bc.ca

Email: info@nationalgold.com

Website: www.alamos-minerals.com

Website: www.nationalgold.com

The TSX Venture Exchange has not reviewed and does not

 accept responsibility for the adequacy or accuracy of this release

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:

X

Schedule A

Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER

ALAMOS MINERALS LTD.

ISSUED ADDRESS

1400-400 BURRARD STREET

VANCOUVER, B.C.  V6C 3G2

ISSUER TELEPHONE NUMBER

(604) 643-1787  FAX (604) 643-1773

CONTACT NAME

NERIO V. CERVANTES

CONTACT POSITION

DIRECTOR

CONTACT TELEPHONE NUMBER

(604) 643-1787

FOR QUARTER ENDED

SEPTEMBER 30, 2002

DATE OF REPORT

NOVEMBER 29, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“CHESTER F. MILLAR

CHESTER F. MILLAR

               2002/11/29

SIGNATURE OF DIRECTOR

NAME OF DIRECTOR

DATE SIGNED (YY/MM/DD)

“NERIO V. CERVANTES

NERIO V. CERVANTES

               2002/11/29

SIGNATURE OF DIRECTOR

NAME OF DIRECTOR

DATE SIGNED (YY/MM/DD)

ALAMOS MINERALS LTD.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

AS AT SEPTEMBER 30

(Expressed in U.S. Dollars)

A S S E T S

2002

2001

$

$

CURRENT

  Cash and cash equivalents

581,597

223,484

  Amounts Receivable

39,732

91,858

  Advances and Prepaid Expenses

12,357

13,229

----------

----------

633,686

328,571

LONG TERM INVESTMENT

(Note 5)

9,007

35,677

CAPITAL ASSETS

(Note 3)

80,745

81,423

MINERAL PROPERTIES

(Note 4)

2,436,829

1,001,961

-----------

-----------

3,160, 267

1,447,632

==========

==========

L I A B I L I T I E S

CURRENT

  Accounts Payable and Accrued liabilities

8,614

28,742

-----------

-----------

SHAREHOLDERS’ EQUITY

Share Capital

(Note 9 (a)

10,386,155

8,338,027

Deficit

-7,234,502

-6,919,137

-----------

-----------

3,151,653

1,418,890

------------

-----------

3,160,267

1,447,632

============

===========

APPROVED BY THE BOARD OF DIRECTORS:

“Nerio V. Cervantes”

“Chester F. Millar”

ALAMOS MINERALS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (UNAUDITED)

(Expressed in U.S. Dollars)

Three Months Ended

Nine Months Ended

September 30

September 30

September 30

September 30

REVENUE

2002

2001

2002

2001

Interest Income

1,345

1,951

2,777

12,591

Gold Sales

98,219

-----------

-----------

-----------

-----------

1,345

1,951

2,777

110,810

-----------

-----------

-----------

-----------

EXPENSES

Amortization

5,742

7,957

17,253

24,173

Consulting & Professional Fees

15,305

0

80,864

0

Foreign Exchange Gain

0

-2,257

-14,546

-4,952

Legal, Audit and Accounting

26,351

11,023

73,994

26,327

Office & Administration

10,225

6,740

34,007

39,136

Property Investigations

0

80,799

6,753

288,619

Shareholder Communications

5,264

1,487

10,217

5,396

Travel and accommodation

885

798

3,698

798

Trust and Filing

2,660

772

9,992

2,703

-----------

-----------

-----------

-----------

66,431

107,319

222,231

382,200

-----------

-----------

-----------

-----------

NET INCOME (LOSS) FOR THE PERIOD

-65,086

-105,368

-219,455

-271,390

------------

------------

-----------

-----------

-65,086

-105,368

-219,455

-271,390

DEFICIT-BEGINNING OF PERIOD

-7,169,416

-6,813,769

-7,015,047

-6,647,747

-------------

-------------

------------

-----------

DEFICIT – END OF PERIOD

-7,234,502

-6,919,137

-7,234,502

-6,919,137

-------------

-------------

------------

-----------

LOSS PER SHARE

-$0.004

-$0.007

-$0.015

-$0.018

ALAMOS MINERALS LTD.

CONSOLIDATED STATEMENTS OF CUMULATIVE MINERAL PROPERTY COSTS (UNAUDITED)

(Expressed in U.S. Dollars)

Dec. 31

Expenditures

Dec. 31

Jan.-Sept. 02

Sept. 30

2000

2001

2001

Expenditures

2002

MULATOS PROJECT

Acquisition

414,592

414,592

414,391

828,983

Exploration & Development:

Mine Administration

0

44,837

44,837

Analytical

0

11,763

11,763

Field Work & Supplies

32,701

32,701

363,637

396,338

Geological Services &

   Consulting

27,144

27,144

76,196

103,340

Property Maintenance

15,907

15,907

15,907

Travel & Accommodation

     4,667

     4,667

26,792

31,459

----------

--------

---------

---------

--------

0

495,011

495,011

937,616

1,432,627

----------

--------

---------

---------

--------

LA FORTUNA

Acquisition

295,300

295,300

295,300

Exploration & Development:

Analytical

28,714

28,714

28,714

Field Work & Supplies

347,776

347,776

347,776

Geological Services &

    Consulting

226,336

226,336

226,336

Property Maintenance

66,678

1,960

68,638

2,242

70,880

Travel & Accommodation

35,196

36,196

35,196

--------

-------

---------

--------

--------

1,000,000

1,960

1,001,960

2,242

1,004,202

--------

-------

---------

--------

--------

Total Mineral Property

   Costs

1,000,000

496,971

1,496,971

939,858

2,436,829

========

=======

=========

========

========

ALAMOS MINERALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)

(Expressed in U.S. Dollars)

Three Months Ended

Nine Months Ended

September 30

September 30

September 30

September 30

2002

2001

2002

2001

$

$

$

$

Cash Provided By (Used For):

Operating Activities:

Net Loss for the Period

-65,086

-105,368

-219,455

-271,389

Adjustment for Items Not

Involving Cash:

Amortization

5,742

7,957

17,253

24,173

---------

----------

----------

---------

-59,344

-97,411

-202,202

-247,216

Changes in Non Cash Working Capital:

Amounts Receivable

-14,681

-74,776

-17,645

-82,895

Advances & Prepaid Expenses

31,306

2,787

7,139

3,093

Accounts Payable &

      Accrued Liabilities

-2,377

-8,606

-18,401

-14,770

----------

----------

----------

----------

-45,096

-178,006

-231,109

-341,788

Investing Activities

Mineral Property Exploration

Costs (Net of recoveries)

-182,980

-942

-512,939

-1,960

Mineral Property Acquisition Costs

-347,418

-414,391

Capital Asset Acquisition Costs

-17,213

-17,213

---------

---------

---------

---------

-547,611

-942

-944,544

-1,960

Financing Activities:

Private Placement Proceeds

650,990

1,469,280

----------

----------

----------

---------

650,990

0

1,469,280

0

Net Increase (decrease) in

Cash and cash equivalents

58,283

-178,948

293,627

-343,748

Cash and cash equivalents –

Beginning of the period

523,314

402,432

287,970

567,232

----------

----------

----------

----------

Cash and cash equivalents –

End of the period

581,597

223,484

581,597

223,484

==========

==========

==========

==========

ALAMOS MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

1.

NATURE OF OPERATIONS

The Company’s activity is the acquisition and exploration of property interests that are considered sites of economic mineralization.  At the date of these financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties, and the ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the property.  These activities are currently conducted primarily in Mexico.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

These consolidated financial statements are prepared in accordance with generally accepted accounting principals (“GAAP”) in Canada.  Summarized below are those policies considered particularly significant to the Company.  References to the Company included herein are inclusive of the Canadian parent company and its consolidated subsidiaries.

Resource Properties and Deferred Costs

The cost of mineral properties and their related direct exploration costs are deferred until the properties are placed into production, sold or abandoned.  These deferred costs will be amortized on a unit-of-production basis over the estimated useful life of the properties following the commencement of production or written off if the properties are sold, allowed to lapse or abandoned.

Cost includes the cash consideration, advance royalties and the fair market value of shares issued, if any, on the acquisition of mineral properties.  Properties acquired under option agreements whereby payments are made at the sole discretion of the Company are recorded in the accounts at such time as the payments are made.  The recorded costs of mineral claims and deferred exploration and development costs represent costs incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its resource properties on a periodic basis, or annually, and will recognize an impairment in value based upon current exploration or production results, if any, and upon management’s assessment of the future probability of profitable revenues from the property or from sale of the property.  Management’s assessment of the property’s estimated current fair market value is also based upon its review of other property transactions in the same geographic area.

Deferred Property Costs

Property acquisition costs and related direct exploration costs are deferred until the properties are placed into production, sold or abandoned.  These deferred costs will be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned.

Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of property interests.  Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made.  The recorded amounts of property claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

ALAMOS MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company reviews capitalized costs on its property interests on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property.  Management assessment of the property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

Administrative costs are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues earned and expense incurred during the reporting period.  Actual results could differ from those estimates.

The Company’s investments in marketable securities are items that, due to expected market volume and price fluctuations, may yield net realizable values that are materially different from their current book values at any point in time.

Capital Assets

Capital assets are recorded at costs and amortized over their estimated useful economic lives using the declining balance method at an annual rate of 20% for office furniture and equipment, 30% for computer equipment and 100% for computer software.  Leasehold improvements are amortized on a straight-line basis over 10 years.

Translation of Foreign Currency

The United States dollar is the functional currency of all the Company’s active operations which are classified as integrated for foreign currency translation purposes.  Under this method translation gains or losses are included in the determination of net income

Comparative Figures

Certain of the prior year’s figures have been reclassified to conform with the current year’s financial statement presentation.

Income taxes

The Company accounts for and measures future tax assets and liabilities for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment of the change.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net assets is recognized.  Such allowance applies fully to all potential income tax assets of the Company.

The Company’s accounting policy for future income taxes currently has no effect on the financial statements of any of the fiscal years presented.

ALAMOS MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments and Financial Risk

The Company’s financial instruments consist of current assets and current liabilities, the fair values of which approximate their carrying amounts due to the short-term nature of these instruments.

Investments

The Company’s investment of 100,000 shares of Duran Ventures Ltd. (Duran) is carried at cost and considered a non-current asset as the Company intends to hold it for a period greater than one year.  If there is a loss in value that is other then temporary, defined as existing over two consecutive year ends, the investment will be written-down to its estimated market value.

Stock-based Compensation Plan

The Company grants stock options in accordance with the policies of the Canadian Venture Exchange and does not recognize any compensation expense when the options are granted.  Consideration paid to the Company on the exercise of stock options is credited to share capital.

3.

CAPITAL ASSETS

Sept. 30

Accumulated

Net Book Value

Cost

Amortization

2002

2001

$

$

$

$

---------

---------

---------

---------

Exploration Equipment

468,427

395,012

61,446

79,146

Office Equipment

23,195

17,634

5,888

885

Computer Equipment

6,817

5,048

1,940

1,392

---------

---------

---------

---------

498,439

417,694

80,745

81,423

4.

MINERAL PROPERTIES

a)

State of Sonora, Mexico

Mulatos Project

The Company entered into an agreement with National Gold Corporation (“National”) whereby Alamos could earn 50% of National’s interest in the Mulatos project by spending CDN $2,375,000 on acquisition and exploration costs, paying 50% of all further exploration and acquisition costs and paying National CDN $2,000,000 within 48 months of the Company becoming the Registered Operator of the property in Mexico.

National has acquired a 100% interest in the Mulatos Project, which comprises approximately 15,000 hectares, in consideration for the payment of CDN $11,725,014 in acquisition costs and assigned expenses, payable as follows:  the payment of CDN $250,000 (paid); the assumption of non-interest bearing promissory notes aggregating CDN $2,750,000 due within sixty days after the price of gold has averaged U.S. $300 per ounce for six months or December 31, 2008; the assumption of a non-interest bearing debenture for CDN $7,500,000 maturing ninety days after the price of gold average U.S. $325 per ounce December 31, 2010, and the assumption and payment of U.S. $420,000 in liabilities (paid).  These payments will be accelerated based upon gold production on the basis of $5 of debts for each ounce of gold produced when the price of gold is U.S. $275 per ounce to $15 of debts for each ounce of gold produced when the price of gold is U.S. $350 per ounce or greater.

ALAMOS MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

4.

MINERAL PROPERTIES (continued)

The property is burdened with a sliding scale net smelter royalty (“NSR”) on the first 2,000,000 ounces of production.  The royalty commences at 1.0% NSR when the price of gold is less than U.S. $300 per ounce rising to 5% NSR, when the price of gold exceeds U.S. $400 per ounce.  Sliding scale minimum quarterly advance royalty payments of CDN $25,000 are due when the price of gold is equal or less than U.S. $275 per ounce, rising to CDN $150,000 per quarter if the price of gold exceeds U.S. $375 per ounce.

See Schedule C – Management Discussion & Analysis, item no. 3 / Subsequent Events.

b)

La Fortuna Property

Durango, Mexico

The Company owns a 100% interest in two mineral concessions, covering approximately 606 hectares, which were written-down in 2000 to their estimated fair value of $1 million.

5.

LONG-TERM INVESTMENT

The Company owns 100,000 common shares of Duran Ventures Ltd., carried at a cost of $9,007.

6.

RELATED PARTY TRANSACTIONS

Directors of the Company were paid an aggregate of $119,055 (2001 – 25,023) for management, investor relations, accounting and administrative services.  These fees have been paid in the normal course of operations and are measured at the exchange amount, which is that amount of consideration established and agreed to by the related parties.

7.

SEGMENTED INFORMATION

As at Sept. 30

2002

2001

$

$

Assets by geographic segment, at cost:

Mexico

2,597,225

1,224,148

Canada

563,042

223,484

----------

----------

3,160,267

1,447,632

8.

LOSS PER SHARE

Loss per share has been calculated using the weighted-average number of shares outstanding during the year.  Fully diluted loss per share has not been disclosed as it is anti-dilutive.

ALAMOS MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in U.S. Dollars)

9.

SHARE CAPITAL

a)

Authorized share capital of the Company consists of 100,000 common shares without par value.

No. of

Price

Contributed

Shares

Cdn. $

Capital

(U.S. $)

January 1, 2002 Balance

14,878,030

$8,338,027

May 21-02

Exercise of option

100,000

$0.48

31,018

July 12-02

Private Placement

6,000,000

$0.15

565,480

Finders’ Fee

186,667

July 22-02

Private Placement

1,050,000

$0.28

184,662

Finders’ Fee

73,500

July 24-02

Private Placement

4,985,000

$0.40

1,266,968

Finders’ Fee

226,450

-----------

-----------

September 30, 2002 Balance

27,499,647

10,386,155

b)

Directors’ and employees’ stock options are outstanding at September 30, 2002 as follows:

Exercise

Expiry

Options

Number

Price (CDN $)

Date

1,265,000

0.58

June 4, 2007

135,000

0.65

June 8, 2003

200,000

0.32

Feb. 7, 2007

1,000,000

0.50

July 22, 2007

---------

----------

-----------------------

2,600,000

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:

Schedule A

X

Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER

ALAMOS MINERALS LTD.

ISSUED ADDRESS

1400-400 BURRARD STREET

VANCOUVER, B.C.  V6C 3G2

ISSUER TELEPHONE NUMBER

(604) 643-1787  FAX (604) 643-1773

CONTACT NAME

NERIO V. CERVANTES

CONTACT POSITION

DIRECTOR

CONTACT TELEPHONE NUMBER

(604) 643-1787

FOR QUARTER ENDED

SEPTEMBER 30, 2002

DATE OF REPORT

NOVEMBER 29, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“CHESTER F. MILLAR”

CHESTER F. MILLAR

                2002/11/29

SIGNATURE OF DIRECTOR

NAME OF DIRECTOR

DATE SIGNED (YY/MM/DD)

“NERIO V. CERVANTES”

NERIO V. CERVANTES

               2001/11/29

SIGNATURE OF DIRECTOR

NAME OF DIRECTOR

DATE SIGNED (YY/MM/DD)

ALAMOS MINERALS LTD.

Quarterly Report

September 30, 2002

SCHEDULE B:  SUPPLEMENTARY INFORMATION

1.

For the current fiscal year-to-date

Deferred exploration expenditures:  Refer to Schedule A:  Consolidated Statements of Cumulative Mineral Property Costs.

2.

Related party transactions:

Refer to Note 6 in Schedule A

3.

Summary of securities issued and options granted during the period:

a) Summary of securities issued during the period:

12,521,617 units were issued

pursuant to private placement

financings .  Each unit consisted of

one Alamos common share and one

warrant to purchase an Alamos

share. (See Schedule A, 9a).

b) Summary of options granted during the period:

1,000,000 options were granted to

directors and employees at an

exercise price of $0.50 to mature

July 22, 2007.

4.

Summary of securities as at September 30, 2002

a)

Authorized share capital:

100,000,000 common shares without

par value.

b)

Shares issued and outstanding:

27,499,647

c)

Summary of options, warrants and convertible securities outstanding:

Type of Issue

Number of Shares

Exercise Price

Expiry Date

*Stock Options

1,000,000

$0.50

July 22, 2007

1,265,000

$0.58

June 3, 2007

200,000

$0.32

Feb. 5, 2007

135,000

$0.65

June 8, 2003

-----------------

Total Options Outstanding

2,600,000

==========

*Warrants

6,000,000

$0.20

April 11, 2003

186,667

$0.20

April 11, 2003

1,050,000

$0.28

July 19, 2004

73,500

$0.28

July 19, 2004

4,985,000

$0.45

July 22, 2003

226,450

$0.45

July 22, 2003

-----------------

Total Warrants Outstanding

12,521,617

==========

d)

Number of common shares held in escrow:

Nil

e)

Number of common share subject to pooling:

Nil

5)

Directors:

Chester F. Millar

Leonard Harris

Nerio V. Cervantes

John A. McCluskey

Stephen R. Stine

Officers:

President – Chester Millar

Secretary – Nerio V. Cervantes

SCHEDULE “C”

MANAGEMENT DISCUSSION AND ANALYSIS

For the Quarter Ended September 30, 2002

1.)

Description of Business:

The principal business of the Company is the acquisition, exploration and development of mineral properties that require limited capital and are amenable to proven mining methods that enhance profitability and accelerated cash flow.

2.)

Operations and Financial Conditions:

The Joint Venture Option Agreement signed by Alamos and National Gold received Exchange and Vendor approval. Under this agreement, Alamos can earn a 50% interest in National Gold’s Salamandra property.

The Salamandra Camp located in the state of Sonora, Mexico, 220 kms. east of Hermosillo is host to seven large gold bearing epithermal systems. In excess of US$30 million study had been spent on the property in geological exploration and development programs including a feasibility study.

One of these systems alone, the Mulatos Deposit, hosts a 3,400,000 ounce gold resource within 68.8 million tonnes calculated on the basis of 511 drill holes totalling 295,000 feet and 994 underground samples using a 0.8 gram per tonne cutoff  grade.

When using a 2 –gram per tonne cutoff grade the higher-grade core of the Mulatos deposit (the Estrella Zone) is calculated to contain 1.16 million ounces of gold measured and indicated within 11.5 million tonnes grading 3.16 grams per tonne.

The Salamandra Camp, while not currently a producer, is amongst the top 50 largest gold resources in North America.

To earn the 50% interest Alamos, the operator,  would be responsible for the expenditure of C2.375 million of exploration, development metallurgical test leaching, property maintenance costs and Vendor payments. Upon the property being placed into profitable production, a further C$2 million would be payable to National Gold over a period of four years.

To date, Alamos has paid US$829K in direct property acquisition costs and US$620K  in exploration and development. A drilling program was conducted designed to delineate near surface mineralization for a planned heap leach bulk test.  Construction  of the explosive magazines site was started. Further planning, engineering, surveying, permitting and column leach testing had been pursued.

During the period under review, the following events took place:

a.)

A Mexican agreement was signed by three parties; the Vendors of the Salamandra property and the subsidiaries of both Alamos and National Gold, Minera Bienvenidos, S.A. de C.V. and Minas de Oro, S.A. de C.V. respectively. A recent report from Mexican counsel advised that the agreement had been registered and approved by the Mexican government.

b.)

With the six months gold price trailing average at US$300 per ounce, C$1.0 million was paid to the Vendors pursuant to agreement. Alamos and National Gold each paid C$500K.

c.)

A notice has been received that the Ejido Mulatos  (“Ejidos”) have commenced a legal action in Hermosillo, Mexico disputing the amount due to them under a surface rights lease agreement involving the Salamandra  property. The Ejidos claim that they are owed US$337,000  plus interest and costs for the year 2002 pursuant to the terms of the 1995 Surface Agreement and are contesting the validity of the agreement. Alamos and National Gold have been advised by their Mexican lawyers to contest the matter. There had been several previous challenges to the validity of surface rights agreements by the Ejidos which had been unsuccessful. Alamos and National Gold are of the view that this claim is also without merit.

3.)

Subsequent Events

Subsequent to September 30, 2002:

a)

Alamos and National Gold have entered into a letter agreement to merge by way of a statutory plan of arrangement to create a new company, Alamos Gold Inc. The board of directors of the new company will consist of five members, three from Alamos and two from National. Nominated to the new board will be Chester Millar, John McCluskey and Steve Stine, as nominees of Alamos and James McDonald and Richard Hughes as nominees of National. The senior officers of Alamos Gold will be Chester Millar, Chairman and President, John McCluskey, Vice-President and Chief Executive Officer, and Steve Stine, Vice-President and Chief Operating Officer.

Under the terms of the letter agreement, the shares exchange ratios will be one new company share for two Alamos common shares and one new company share for 2.352 National shares. The parties have engaged Robert McKnight, an independent valuator, to provide a fairness opinion. All valid rights to acquire common shares of Alamos or National will be replaced by comparable convertible securities of Alamos Gold on an adjusted basis.  The merger is subject to regulatory and shareholders’ approval and is expected to be completed before March 15, 2003.

b)

Alamos has provided a C$675,000 loan to National Gold by way of a one-year convertible note with interest payable at 1% per month. The note can be converted at any time into common shares of National Gold at a conversion price of 29 cents per share and is redeemable at National Gold’s option on 30 days notice. The purpose of the loan was to meet the terms called for pursuant to an agreement wherein National Gold is purchasing the Salamandra property in Mexico. Alamos & National Gold have further agreed that Alamos has completed the property development expenditure obligations and the Pre-Participation Program stipulated in their Joint Venture Option Agreement

4.)

Financings

-The Company announced the completion of a non-brokered private placement announced September 30, 2002 of 5,125,000 units at $0.40 per unit.  Each unit consisted of one common share in the capital of Alamos and one warrant to purchase an additional share on or before October 11, 2003 at $0.45 per share. Gross proceeds from the private placement were C$2,050,000, subject to a 7% finders’ fee.

-In the past twelve months, the Company has successfully raised a total of C$5,244,000 in four separate non-brokered private placements.

5.)

Liquidity

The Company has demonstrated its ability to raise funds in the capital market and remains confident it will meet all its operating needs and financial obligations.

ALAMOS MINERALS LTD.

SUITE 1400-400 BURRARD ST.

VANCOUVER, B.C. V6C 3G2

Telephone: (604) 643-1787

Fax: (604) 643-1773

November 29, 2002

B.C. Securities Commission

Executive Director

2nd Floor, 865 Hornby Street

Vancouver, B.C.,  V6Z 3B8

Dear Sirs:

RE: MAILING ON NOVEMBER 29, 2002, FORM 51-901F

INTERIM FINANCIAL STATEMENTS

FOR THE QUARTER ENDING SEPTEMBER 30, 2002

We confirm that on the above date, we are mailing the material to all shareholders who are in our Supplemental Mailing List.

Yours truly,

ALAMOS MINERALS LTD.

/s/“Nerio V. Cervantes”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALAMOS MINERALS LTD

(Registrant)

March 19, 2003              By: /s/ Nerio Cervantes, Director and Corporate Secretary

Date